ROBERT BRANTL, ESQ.
                                322 4th Street
                              Brooklyn, NY 11215
                                 718-768-6045
                              718-965-4042 (fax)
                          robertbrantl@earthlink.net

March 14, 2006

Via EDGAR
Steven Jacobs
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: National Energy Services Company, Inc.
    Form 10-KSB for the fiscal year ended October 31, 2005
    File No. 000-50089

Dear Mr. Jacobs:

     I am writing in response to your letter to John A. Grillo dated March 2, 2006. The Staff's comments that were set forth in your letter are repeated below in bold italics.

Form 10-KSB for the fiscal year ended October 31, 2005
------------------------------------------------------

Financial Statements
--------------------

Consolidated Statements of Cash Flows
-------------------------------------

     1. WE NOTE THAT THE AMOUNT OF CASH AND CASH EQUIVALENTS ON YOUR STATEMENTS OF CASH FLOWS AS OF OCTOBER 31, 2005 DOES NOT AGREE WITH THE AMOUNT REPORTED ON YOUR BALANCE SHEET. PLEASE ADVISE.

     1. Upon review, we have discovered that an intermediate draft of the Statement of Cash Flows was substituted in the October 31, 2005 financial statements in place of the correct Statement. We are today filing an Amendment to the 10-KSB to include the proper Statement of Cash Flows.

Revenue Recognition, page F-9
-----------------------------

     2. WE NOTE YOUR DISCLOSURE THAT YOU HAVE DETERMINED THAT ALL REVENUE SHOULD BE RECOGNIZED ON A GROSS BASIS UNDER EITF 99-
          19. WE ALSO NOTE THAT YOU HAVE INDICATED TO US IN YOUR RESPONSE LETTER DATED NOVEMBER 15, 2005 (PRIOR COMMENT 3) THAT EQUIPMENT SALES - PP&L SPECTRUM WERE RECOGNIZED ON A NET BASIS. HELP US TO UNDERSTAND THE NATURE OF THIS MATTER AND WHETHER OR NOT YOU HAVE REVERSED YOUR PREVIOUS POSITION. ADDITIONALLY, PLEASE CONFIRM TO US WHETHER OR NOT YOUR EARNINGS ON EQUIPMENT SALES - PP&L WERE FIXED AND HOW THIS FACTOR DIFFERS BETWEEN EQUIPMENT SALES - PP&L AND YOUR OTHER REVENUE STREAMS.

     2. The Company has not changed its revenue recognition policy with respect to equipment sales financed by PP&L. The statements made regarding these sales in response to comment 3 in the response letter dated November 15, 2005 remain accurate However, the revenue recognition policy set forth in the 2005 10-KSB referred only to revenue recognized during the 2005 fiscal year, and there was no revenue from equipment sales financed by PP&L during the 2005 fiscal year. In the amendment filed today, the Company has amended its revenue recognition policy at page F-9 to address equipment sales financed by PP&L during the 2004 fiscal year.

     3. WE PREVIOUSLY NOTED THAT YOUR ENERGY SERVICE AGREEMENT GUARANTEES A FIXED AMOUNT OF ANNUAL ENERGY SAVINGS AND YOU ARE REQUIRED TO REFUND YOUR CUSTOMERS IN THE EVENT OF A DEFICIT IN SUCH AMOUNT. EXPLAIN TO US HOW YOU CONSIDERED THESE TERMS IN YOUR DETERMINATION OF WHEN TO RECOGNIZE REVENUE AND YOUR APPLICATION OF SAB TOPIC 13.

     3. The form of Energy Service Agreement under which annual savings are guaranteed is no longer used by National Energy. Accordingly, the determination as to whether the guarantee of annual savings should affect the Company's reported revenues is made only with respect to contracts made in prior periods that remain in effect. For a number of reasons, not least of which is the explosive rise of energy prices in recent periods, National Energy has never been required to pay a refund due to a deficit in the annual savings guaranteed to a customer. Based on that experience, National Energy has determined that no reserve is required by the existence of that provision in certain contracts.

Long-Term Debt, page F-14
-------------------------

     4. WE NOTE THAT YOU RENEGOTIATED A LOWER INTEREST RATE ON YOUR NOTE EFFECTIVE MARCH 1, 2005. PLEASE ADVISE WHAT
          CONSIDERATION YOU GAVE TO SFAS 15 AND/OR EITF 96-19 IN
          DETERMINING HOW TO ACCOUNT FOR YOUR LONG-TERM DEBT
          MODIFICATION. ADDITIONALLY, PLEASE DESCRIBE FOR US HOW YOU ACCOUNTED FOR THE MODIFICATION.

     4. The Company renegotiated its loan with PP&L to extend the life and reduce the interest rate. The Company determined that SFAS 15, which addresses troubled debt restructuring, was not applicable to the renegotiation with PP&L. The renegotiation of the PP&L loan was not a response to a default or any other characteristic of a troubled debt, as National Energy had been making all payments due to PP&L on a timely basis.

     The Company also applied the principles set forth in EITF 96-16. Per that statement, the Company determined that a modification of the debt had occurred, as the reduction in the net present value of the cash flow exceeded ten percent of the loan balance. The Company then determined whether a gain had been realized by comparing the interest rate on the revised debt to the contemporaneous market rate of interest. On March 1, 2005 the prime rate was 5.75%, and the rate customarily charged to borrowers comparable to National Energy was 2 to 2.5% above prime, yielding a comparable market rate of 7.75% to 8.25%. This is substantiated by the fact that the loan from Commerce Bank to National Energy carries an interest rate of 6.25%. Based on this comparison, National Energy determined that the interest rate of 8% provided in the revised PP&L loan was not materially preferable to the rate available to it in the lending market. Accordingly, National Energy determined that the renegotiation of the PP&L loan had not provided it a benefit that should be recorded as a gain.

Restatement, page 17
--------------------

     5. WE NOTE THAT YOU HAVE RESTATED YOUR FISCAL YEAR 2004 FINANCIAL STATEMENTS TO EFFECT A NEW POLICY FOR WHAT YOU REFER TO AS "PASS-THROUGH" AMOUNTS. IT APPEARS THAT YOUR NEW POLICY IS TO TREAT THE "PASS-THROUGH" AMOUNTS AS OFF-BALANCE SHEET TRANSACTIONS IN THAT YOU HAVE STOPPED RECORDING RECEIVABLES FROM FACILITIES FOR AMOUNTS THAT REPRESENT THE FINANCING OF THEIR UPGRADED SYSTEMS AND PAYABLE TO THE LENDERS OR LESSORS FOR AMOUNTS THAT YOU OWE TO THEM FOR ADVANCES OF FUNDS. WE CAN NOT AGREE WITH YOUR ACCOUNTING TREATMENT FOR THESE RECEIVABLES AND PAYABLES BECAUSE THEY SHOULD NOT BE RECORDED AS OFF-BALANCE SHEET TRANSACTIONS UNDER GAAP. ADDITIONALLY, WE REFER YOU TO YOUR RESPONSE TO PRIOR COMMENT 6 IN YOUR LETTER DATED NOVEMBER 15, 2005 IN WHICH YOU HAVE TAKEN THE POSITION THAT YOUR RECORDING OF THE NOTE RECEIVABLES AND NOTE PAYABLES IS APPROPRIATE. PLEASE RESTATE YOUR FINANCIAL STATEMENTS IN AN AMENDED FILING IN RESPONSE TO THIS COMMENT. ADDITIONALLY, PLEASE REVISE YOUR OFF-BALANCE SHEET ARRANGEMENTS DISCLOSURE AND HAVE YOUR AUDITORS' REPORT REVISED TO INCLUDE AN EXPLANATORY PARAGRAPH RELATED TO THE RESTATEMENT.

     5. National Energy continues to believe that its treatment of certain "pass-through" financing as off-balance sheet transactions in its 2005 financial statements is appropriate. The factors that support this treatment are:

        - The accounting policy does not apply to all "pass-through" amounts. The policy only applies to pass-through financing in which the source of funds is Charter
          Management, LLC.  Loans originating with Charter

          Management are given this special treatment because
          Charter Management is owned by John and Deborah O'Neill, who also own a majority of the equity interest in National Energy.

        - The operations of National Energy have, in recent years, been financed in large part by the O'Neills. As of February 28, 2006 National Energy owed the O'Neills $737,401.51 for amounts they have loaned to provide working capital for National Energy. For that reason, the expectation is that Charter Management would not seek to enforce the obligation of National Energy with respect to any debt that became uncollectible from the customer.

       - It is also noteworthy that the use of Charter Management as a lending source has been terminated. The last loan financed by Charter Management was made in December 2004. The balance of all loans due to Charter Management at February 28, 2006 was $822,268.40. The final payment on the outstanding loans will be due on October 1, 2009.

     Because the financing provided by Charter Management was made without an expectation by the management/owners of Charter Management that National Energy would be held responsible for the debts, and because the current owners of Charter Management are likely to remain in control of Charter Management for the duration of the loans, National Energy's participation in the financing is more in the nature of a guarantee than in the nature of a primary obligor. For that reason, National Energy has determined that the scope limitation in paragraph 7.f of FASB Interpretation 45 is applicable, requiring that a guarantee issued between corporations under common control be treated as an off-balance sheet transaction.

                                   Yours

                                   /s/ Robert Brantl
                                   -----------------
                                   Robert Brantl

                            ACKNOWLEDGEMENT

     The undersigned, as President of National Energy Services
Company, Inc., hereby acknowledges that:

     - National Energy is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - National Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Yours.

                                   /s/ John A. Grillo
                                   -------------------------
                                   John A. Grillo, President